UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*


                                 PRESSTEK, INC.
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                                (Name of Issuer)


                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)


                                  741113 10 4
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                                 (CUSIP Number)


                            Robert J. Mittman, Esq.
                              Tenzer Greenblatt LLP
                              405 Lexington Avenue
                            New York, New York 10174
                                 (212) 573-4300
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                January 18, 1996
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                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

CUSIP No. 741113                         13D                   Page 2 of 6 Pages

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   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


      JOHN T. OXLEY
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   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [ ]
                                                             (b)  [X]

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   3   SEC USE ONLY


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   4   SOURCE OF FUNDS*


       PF
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   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]

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   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       United States
--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            889,000
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             181,000 (represents shares owned by Oxley Foundation)
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             889,000
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       181,000 (represents shares owned by Oxley Foundation)
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,070,000
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  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        7.1%
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  14   TYPE OF REPORTING PERSON*

       IN
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

     INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEM 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  Schedule 13D


     This statement constitutes Amendment No. 3 to the Schedule 13D (the "Schedule 13D") of Mr. John T. Oxley (the "Reporting Person") with respect to the common stock, par value $.01 per share (the "Common Stock") of Presstek, Inc., a Delaware corporation (the "Issuer"). This Amendment No. 3 amends the initial statement of the Reporting Person on Schedule 13D dated October 11, 1993 (sometimes hereinafter referred to as the "Original Statement"), Amendment No. 1 to the Schedule 13D of the Reporting Person dated January 6, 1994 ("Amendment No. 1") and Amendment No. 2 to the Schedule 13D of the Reporting Person dated August 11, 1994 ("Amendment No. 2", with the Original Statement and Amendment No. 1, collectively, the "Initial Statement"). The Initial Statement was filed with the Securities and Exchange Commission in paper format. This Amendment No. 3 is the first electronic amendment to the Initial Statement and, in accordance with Rule 13d-2(c) of the Securities Exchange Act of 1934 (the "Exchange Act"), this Amendment and the exhibits hereto contain certain information previously disclosed in the Initial Statement, Amendment No. 1 and Amendment No. 2. The Initial Statement is amended and restated to the extent set forth herein. This Amendment No. 3 is being filed to report the transactions by Mr. Oxley in the Common Stock of the Issuer. Unless otherwise noted, all share and per share amounts stated herein give effect to a 5-4 split of the Common Stock in the form of a 25% stock dividend effected in August 1994 and a 2-1 split of the Common Stock in the form of a 100% stock dividend effected in May 1995.

Item 1.  Security and Issuer.

         This Schedule 13D relates to the $.01 par value Common Stock of the Issuer. The address of the principal executive office of the Issuer is as follows:

                                Presstek, Inc.
                              8 Commercial Street
                              Hudson, NH  03051

Item 2.  Identity and Background.

          (a)  The name of the Reporting Person is John T. Oxley

          (b)  The principal business address of the Reporting Person is:

                               One West 3rd Street
                             Williams Center Tower I
                                   Suite 1305
                                 Tulsa, OK 74103

          (c) The Reporting Person is principally engaged in the business of ranching and managing his investments. The Reporting Person is semi-retired/self employed.

         (d-e) The  Reporting  Person,  in  the  past five  years,  has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction.

           (f) The Reporting Person is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.

         In addition to the transactions previously reported in the Original Statement, Amendment No. 1 and Amendment No. 2, as further described in Items 5(c)(i) and 5(c)(ii) between October 28, 1994 and January 18, 1996 the Reporting Person purchased 100,000 (60,000 pre-split) shares of Common Stock in open market transactions using personal funds in the amount of $2,402,500 and purchased 129,000 shares of Common Stock from the Issuer in a private transaction using personal funds of $9,021,000. Moreover, on December 29, 1994 the Reporting Person gifted 102,500 (51,250 pre-split) shares of Common Stock to Oxley Foundation (the "Foundation"). As described

                                Page 3 of 6 Pages
         in Items 5(c)(iii) and (iv) hereof, on November 22, 1995 the Foundation purchased, using Foundation funds in the amount of $135,000, 2,000 shares of Common Stock in open market transactions and on January 18, 1996, the Foundation purchased 14,000 shares of Common Stock from the Issuer in a private transaction using Foundation funds in the amount of $979,000.

Item 4.  Purpose of Transaction.

         The Reporting Person has acquired his shares of Common Stock and, to the best knowledge of the Reporting Person, the Foundation has acquired its shares of Common Stock for investment purposes only. Depending upon market conditions and other factors that the Reporting Person may deem material to his investment decision, the Reporting Person may purchase additional securities of the Issuer, in the open market or in private transactions, or he may dispose of all or a portion of the securities of the Issuer that he now owns or hereafter may acquire.

         Except as set forth in this Item 4, the Reporting Person has no current plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

         (a)-(b) According to the Company's Transfer Agent there were outstanding 15,065,703 shares of Common Stock on February 12, 1996. The Reporting Person beneficially owns 1,070,000 shares of Common Stock, comprising 7.1% of the issued and outstanding shares of Common Stock. Of the shares of Common Stock beneficially owned by the Reporting Person, 889,000 shares are owned directly by the Reporting Person and 181,000 shares are owned by the Foundation. The Reporting Person has sole power to vote and dispose of the shares of Common Stock owned directly by him. In addition, in his capacity as one of the trustees of the Foundation, the Reporting Person has the right to vote and dispose of the shares of Common Stock purchased by the Foundation. However, pursuant to Rule 13d-4 of the Exchange Act, the filing of this statement shall not be construed as an admission that the Reporting Person is, for the purposes of Section 13(d) of the Exchange Act, the beneficial owner of any of the securities purchased for the account of the Foundation.

         (c) (i) On January 18, 1996 the Reporting Person purchased from the Issuer an aggregate of 129,000 shares of Common Stock for $9,021,000 (or $69.9302 per share).

                    (ii) In addition to the foregoing transactions, since Amendment No. 2 the Reporting Person purchased in open market transactions on NASDAQ, 40,000 (20,000 pre-split) shares of Common Stock on each of October 28, 1994 and October 31, 1994 at per share prices of $20.5625 ($41.125 pre-split) and $17.00 ($34.00 pre-split), respectively, and purchased 20,000 shares on October 20,1995 at $45.00 per share. The Reporting Person, between August 8, 1994 and December 5, 1995 made private sales of 10,000 shares of Common Stock at $6.80 per share and open market sales of 232,500 shares at prices ranging from $15.625 ($39.0625 pre-split) to $68.00 per share.

                    (iii) On January 18, 1996 the Foundation  purchased from the
               Issuer 14,000 shares of Common Stock for $979,000 (or $69.9286 per share).

                    (iv) In addition to the  foregoing  transactions,  since the filing of Amendment No. 2, the Foundation received a gift of 102,500 (51,250 pre-split) shares of Common Stock from the Reporting Person on December 29, 1994, and on November 22, 1995, purchased 2,000 shares of Common Stock on the open market through NASDAQ at $67.50 per share.

                                Page 4 of 6 Pages

         (d) The Reporting Person affirms that no person other than the Reporting Person and, with respect to the shares owned by the Foundation, the other trustee of the Foundation, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock described in this
         Item 5.

         (e) It is inapplicable for the purposes hereof to state the date on which the Reporting Person ceased to be the owner of more than five percent (5%) of the shares of Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         In January 1996, the Issuer granted the Reporting Person and the Foundation certain registration rights with respect to the 129,000 and 14,000 shares, respectively, purchased by the Reporting Person and the Foundation from the Issuer in a private transaction.

Item 7.  Material to Be Filed as Exhibits.

         The following documents previously filed by the Reporting Person in paper format are restated and being filed herewith in accordance with Rule 13d-2(c) of the Exchange Act.

         1) Schedule 13-D of the Reporting Person dated October 11, 1993, excluding the exhibit thereto.

         2) Amendment No. 1 to the Schedule 13-D of the Reporting Person dated January 6, 1994.

         3) Amendment No. 2 to the Schedule 13-D of the Reporting Person dated August 11, 1994.

                                Page 5 of 6 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



DATE: February  15, 1996

                                             /s/ John T. Oxley
                                             ----------------------
                                                  JOHN T. OXLEY



                                Page 6 of 6 Pages